Exhibit 99.1

11 May 2018
National Grid plc ('National Grid')
Director's Other Appointment
In accordance with Listing Rule 9.6.14(2), National Grid notes that Dean Seavers, US Executive Director and a member of the National Grid plc Board is appointed as a Non-executive Director of Albemarle Corporation, a US company quoted on the New York Stock Exchange, with effect from 8 May 2018.
Contact:
Ceri James, Assistant Company Secretary (+44 20 7004 3116)